[KinderCare Letterhead]

                               September 28, 2000



Via EDGAR and Facsimile (202) 942-9628

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
Attention:  Heather Maples

     Re:  KinderCare Learning Centers, Inc.
          Registration Statement on Form S-1
          (Registration No. 333-76043)

Dear Ms. Maples:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby apply for an order granting the immediate withdrawal of our Registration Statement on Form S-1, together with all exhibits thereto (Registration No. 333-76043), effective immediately. We have abandoned our proposed public offering under the Registration Statement due to poor market conditions. We have not, and will not, sell any securities under the Registration Statement.

     Please provide us with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our facsimile number is (503) 872-1391.

     If you should have any questions or comments, please do not hesitate to contact me (503) 872-1325.

                             KinderCare Learning Centers, Inc.


                             By:    EVA M. KRIPALANI
                                    -------------------------------
                             Name:  Eva M. Kripalani
                             Title: Vice President, General Counsel
                                    and Secretary

cc:  John B. Tehan, Esq.,
     Simpson Thacher & Bartlett